Exhibit 99.1

One Team
56 years of uninterrupted profitability
over $1.5 billion in revenue
Global Expertise
Local Strength

Stantec

STN
TSX · NYSE

Stantec Inc.
2010 First Quarter Report
THREE MONTHS ENDED MARCH 31,2010, and 2009

       Contents

i	REPORT TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS
M–1	Caution Regarding Forward-Looking Statements
M–4	Core Business and Strategy
M–4	Results
M–15	Summary of Quarterly Results
M–17	Liquidity and Capital Resources
M–20	Other
M–21	Outlook
M–22	Critical Accounting Estimates, Developments, and Measures
M–25	Controls and Procedures
M–26	Risk Factors
M–26	Subsequent Event

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
F–1	Consolidated Balance Sheets
F–2	Consolidated Statements of Income
F–3	Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
F–4	Consolidated Statements of Cash Flows
F–5	Notes to the Unaudited Interim Consolidated Financial Statements

IBC	SHAREHOLDER INFORMATION

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through over 9,400 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

First Quarter 2010

I am pleased to report that we began the year on a positive note with growth in gross revenue, on a sequential basis, recording an 8.4% increase from $342.8 million in the fourth quarter of 2009 to $371.6 million in the first quarter of 2010. However, gross revenue decreased 8.2% from $404.8 million in the first quarter of 2009. Despite this decline, we were able to reduce our costs and increase our pretax income as a percentage of net revenue from 8.6% in the first quarter of 2009 to 9.4% in the first quarter of 2010. During the quarter, we reorganized our corporate tax structure, which increased our income tax expense by $6.2 million. This reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Without the one-time impact of this reorganization, our net income for the first quarter would have been $19.9 million compared to $20.7 million for the first quarter of 2009, and our diluted earnings per share would have been $0.43 compared to $0.45 last year. With increased activity in the first quarter of 2010, we were also able to increase our staff levels to approximately 9,400 from 9,300 at the end of 2009. Compared to the first quarter of 2009, our internal revenue growth increased in our Buildings and Environment practice areas and decreased in our Industrial and Urban Land practice areas.

During the first quarter of 2010, we acquired the assets of Project Control Group Inc. (PCGI), a niche consulting firm located in Toronto, Ontario, that provides project implementation strategy, planning, and controls services. The addition of the PCGI team will strengthen our Program & Project Management practice and allow us to offer a unique set of skills to an expanded client base. Following the quarter-end, on April 30, 2010, we also added the team from Winnipeg, Manitoba-based TetrES Consultants Inc., an environmental management consulting firm. The acquisition of TetrES, which specializes in infrastructure and master planning, environmental assessment, and management of strategic regulatory issues, will strengthen our environmental services in central Canada.

Project activity during the quarter again illustrated our growing ability to work with national clients on long-term projects. In the Buildings practice area, we secured a five-year multiple award task order contract to provide full architecture and buildings engineering services for various projects with the Los Angeles District of the U.S. Army Corps of Engineers. The task orders will include design-build projects, multidisciplinary maintenance and repair projects, and construction projects. Other new assignments secured in the Buildings area will showcase our expertise in recreational and educational facility planning and design. For example, we obtained a contract with the City of Cold Lake, Alberta, which is expanding its Energy Centre campus. Along with preparing a new master plan for the remaining portions of the campus, we will serve as the prime architect and provide the full buildings engineering (mechanical, structural, electrical, and civil) design for a 1,500- to 2,000- seat arena complex and associated space. In St. Andrews, New Brunswick, we were given the job of completing the mechanical, electrical, and structural design of a new building at the Huntsman Marine Science Centre. The building will house a new display center (including an 8-metre (25-foot)-high semicylindrical aquarium) focusing on the Bay of Fundy region, as well as enhanced facilities for teaching and research.

Project awards in the Environment area reflected our increasing activity in the water and wastewater sectors. During the quarter, we secured an assignment to upgrade the headworks facility at the 22-million-US-gallon (83-megalitre)-per-day wastewater treatment plant in Manchester, New Hampshire, for the City of Manchester. One project challenge will be to allow for future increases in wet weather flows. We were also selected to complete the hydraulic modeling, linear infrastructure engineering, trenchless installation design, and construction administration for a 14-kilometre (9 -mile), 30-megalitre (8-million-US-gallon)-per-day effluent water supply main for the City of Calgary, Alberta. This effluent water main will be the first branch of

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a planned purple pipe (recycled water) network in the city. New assignments during the quarter also underscored our growing involvement in combined sewer overflow reduction. In Tacoma, Washington, we were chosen to provide support services for the municipal flow-monitoring project. Our work will initially focus on incorporating the City’s existing flow-monitoring network into our proprietary ZFM2  program management and analysis software platform, providing technical support and training, and assisting with flow-monitoring site selection. Future duties will include field monitoring and data reporting. In Toledo, Ohio, we are part of a team contracted to implement the recommendations of the City’s 2009 sewer system evaluation studies, which will involve preliminary and detailed design, surveying, bidding, and construction phase services for removing infiltration and inflow (ground and rainwater) from the sanitary collection system.

In the Industrial area, we secured work in key sectors, including oil and gas and mining, mainly in western Canada. For example, we were chosen to provide complete engineering, procurement, and construction management services for the development of a new pump station and receiving station for transporting oil product from Fort Saskatchewan to the Kearl Oil Sands project in northern Alberta for Inter Pipeline Fund (IPF). This large, three-year assignment is expected to lead to our involvement in future IPF facilities expansions. In Saskatchewan, we were awarded a contract to provide engineering design and related services for developing the shaft and hoisting systems for BHP Billiton’s Jansen potash mine project.

Noteworthy project awards in the Transportation area include an assignment to rehabilitate the Robert Moses Causeway Bridge over Fire Island in Islip, New York, for the New York State Department of Transportation. We are responsible for inspecting the bridge and designing repairs that will eliminate the need for any emergency closures for the next 5 to 10 years, when a major rehabilitation will take place.  We were also selected as one of five firms to provide structural engineering services for transportation projects across Vermont to the Vermont Agency of Transportation over the next three years. Our work will range from project definition to production of contract plans to engineering during construction. Other project activity during the first quarter highlighted our involvement in intelligent transportation system (ITS) design and in engineering for the transit and rail sectors. In Dallas, Texas, we were chosen to design the hardware and software modifications necessary for adding emergency crossover signals at the Dallas Area Rapid Transit (DART) system’s Lake Highland Station. This two-year assignment complements several previous ITS projects we have completed for DART. We also obtained an on-call contract with the Maricopa County Department of Transportation in Arizona to provide signal timing plan development services for isolated intersections and corridors within the county’s jurisdictions. In Victoria, British Columbia, we are preparing rail crossing safety assessments for 11 multiuse trail crossings along the E&N Rail Trail, an alternate transportation route. And in Carseland, Alberta, we are completing the rail yard layout and design, as well as providing resident engineering services, for the construction of a terminal rail spur.

Projects obtained in the Urban Land area highlighted the diversity of services—planning, surveying, landscape architecture, land development engineering, and so forth—that we offer to both the residential and non-residential markets across North America. In Columbia, South Carolina, we were chosen to act as the prime consultant for the University of South Carolina’s South Sumter Street Streetscape project. Our tasks will include designing the stormwater management, traffic calming, bicycle lanes, sidewalks, street lighting, irrigation, landscaping, and other street amenities. During the first quarter, work also continued on the Leduc Business Park, a 352-hectare (870-acre) industrial and commercial land development project in Leduc, Alberta. Scheduled for completion in 2015, the project includes seven stormwater management facilities, a storm outfall to an adjacent lake, and part of a roadway network. We are completing environmental studies, assisting with the regulatory approval process, and providing the preliminary design, detailed engineering, landscape architecture, and resident field engineering for the project.

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Overall, the first quarter of 2010 was a positive quarter for our Company. Our performance was consistent on a sequential basis with that of the fourth quarter of 2009, and we continued to manage our operations effectively.

Bob Gomes, P.Eng.
President & CEO
May 13, 2010

iii

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 13, 2010

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended March 31, 2010, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2010, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2009 Financial Review, and the Report to Shareholders contained in our 2010 First Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2009. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results (under the Gross and Net Revenue subheadings) and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2010 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Gross and Net Revenue, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of our 2009 Financial Review.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or may experience difficulty in paying for services performed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

•	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	Uncertainties associated with an acquisition may cause a loss of employees.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•
Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2010 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2010 are listed in the Outlook section of our 2009 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would remain stable. On March 31, 2010, the Canadian dollar closed at US$0.98, representing a 3.2% increase since December 31, 2009. The average interest rate on our revolving credit facility was 2.78%, representing an 18.7% decrease since December 31, 2009. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2010 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate at March 31, 2010, was 51.1%, compared to 39.0% for the year ended December 31, 2009, as further explained on page M-15.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

In our 2009 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to increase to 164,900 units in 2010. The CMHC has since revised its forecast to 171,250 units in 2010.

In our 2009 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts were expected to increase to 560,000 units in 2010. This forecast has since been revised to 552,000 units in 2010.

During the first quarter of 2010, the US Congressional Budget Office, in its Budget and Economic Outlook, revised its forecasted gross domestic product (GDP) growth from an increase in real GDP of 2.1% to an increase of 1.7% in 2010.

In addition, during the first quarter of 2010, the Conference Board of Canada revised its forecasted GDP growth from an increase in real GDP of 2.7% to an increase of 3.2% in 2010.

Outlooks for each of our practice areas for 2010 can be found in the Results section of this Management’s Discussion and Analysis. These outlooks are the same as those included in our 2009 Financial Review, with the exception of the modest growth previously expected in our Transportation practice area. The outlook for 2010 for our Buildings, Environment, and Industrial practice areas ranges from stable to modest growth, and the outlook for our Transportation and Urban Land practice areas is stable. In establishing the outlook for our Buildings practice area, we assume that demonstrating our capabilities in the health care sector will lead to new opportunities. We also assume that the public-private partnership (P3) market in Canada will remain strong and that we are well positioned to win P3 projects. We have developed the outlook for our Environment practice area assuming that our expanded capabilities and critical mass in numerous regions and sectors will enable us to attract larger and longer-term projects. In outlining the outlook for our Industrial practice area, we assume that oil, gas, and commodity prices will either continue to increase or stabilize. We also assume a continued government and public interest in carbon mitigation, renewable energy, and sustainability initiatives. In establishing the outlook for our Transportation practice area, we assume that the US and Canadian stimulus packages have prevented the deferral of projects and accelerated some construction-ready projects and that this will remain the case for 2010. We also assume that decreasing tax revenues and increasing state deficits in the United States will impact future US transportation funding. We do not believe that short-term extensions to US transportation legislation will provide long-term certainty for state and municipal planning and funding, especially in relation to large capital expenditures. We expect that this issue will not be resolved until late 2010 at minimum, which could delay or postpone projects. Finally, in outlining the outlook for our Urban Land practice area, we assumed that housing starts will increase in Canada and the United States as forecast by the CMHC and NAHB.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 13, 2010, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2010, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America and the Caribbean, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our objective, from 2010 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect will result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q1 10 from those described on pages M-4 to M-10 of our 2009 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q1 10

We started the year on a positive note with growth in gross revenue on a sequential basis, reporting an 8.4% increase from $342.8 million in Q4 09 to $371.6 million in Q1 10. However, gross revenue decreased by 8.2% from $404.8 million in Q1 09. Our first quarter last year was strong compared to the other three quarters in 2009. In reaction to the significant economic slowdown, we reduced our staff levels from over 10,000 at the beginning of 2009 to 9,300 at the end of the year. With increased activity in Q1 10, we increased our staff levels to approximately 9,400. Compared to Q1 09, we reported an increase in internal revenue growth in our Buildings and Environment practice areas and a decrease in internal revenue growth in our Industrial and Urban Land practice areas as more fully discussed on pages M-10 to M-12. Despite the decline in gross revenue compared to Q1 09, we were able to reduce our costs and increase our pretax income as a percentage of net revenue from 8.6% in Q1 09 to 9.4% in Q1 10.

During the quarter, we reorganized our corporate structure, which increased our income tax expense by $6.2 million, resulting in an effective tax rate of 51.1%. The reorganization resulted in a gain for tax purposes; however, it did not affect cash income taxes payable, since the gain was offset by previously recognized US income tax losses. This reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Excluding this one-time impact, our net income for the first quarter would have been $19.9 million compared to $20.7 million for the first quarter of 2009, and our diluted earnings per share would have been $0.43 compared to $0.45 for the same period last year. We expect that our 2010 full-year effective tax rate will be within our target range of 32.5 to 34.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

The following table summarizes key financial data for Q1 10 compared to Q1 09:

	Quarter Ended March 31
(In millions of Canadian dollars, except per share amounts)	2010	2009	$ Change	% Change

Gross revenue	371.6	404.8	(33.2)	(8.2%)
Net revenue	296.8	343.3	(46.5)	(13.5%)
Net income	13.7	20.7	(7.0)	(33.8%)
Earnings per share – basic	0.30	0.45	(0.15)	(33.3%)
Earnings per share – diluted	0.30	0.45	(0.15)	(33.3%)
EBITDA (note 1)	40.1	45.4	(5.3)	(11.7%)
Cash flows used in operating activities	(9.4)	(30.6)	21.2	n/m
Cash flows used in investing activities	(11.2)	(72.2)	61.0	n/m
Cash flows from financing activities	23.3	19.0	4.3	n/m
n/m = not meaningful
note 1: EBITDA is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

The following highlights our major financial achievements and strategic initiatives and activities in the first quarter ended March 31, 2010.

•
Because of the tax impact of the reorganization of our corporate structure and the significant retraction of our business in 2009, especially in Q2 and Q3, net income decreased by 33.8% from $20.7 million in Q1 09 to $13.7 million in Q1 10. Diluted earnings per share decreased 33.3% from $0.45 in Q1 09 to $0.30 in Q1 10. Excluding the tax impact of the reorganization, our net income would have been $19.9 million, and our diluted earnings per share would have been $0.43. In addition to the increase in our effective tax rate and the decline in our gross revenue, our Q1 10 results compared to Q1 09 were affected by the following:

▪
Our gross margin percentages decreased from 56.4% to 55.5% mainly due to competitive pressures to reduce project fees, larger multiyear contracts, and the nature of projects in progress during the quarter.

▪
Our administrative and marketing expenses as a percentage of net revenue decreased from 43.1% to 42.2% mainly due to increased efficiencies and fewer integration activities occurring in Q1 10 compared to Q1 09.

▪	Our interest expense decreased by $1.7 million as a result of having less long-term debt throughout the first quarter of 2010.

•
On March 1, 2010, we acquired the assets of Project Control Group Inc. (PCGI), which added approximately 10 staff to our Company. The addition of this firm, located in Toronto, Ontario, strengthened our expertise in program and project management. PCGI specializes in project implementation strategy, planning, and controls for complex projects.

•
Following the quarter-end, on April 30, 2010, we acquired the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES), which added approximately 25 staff to our Company. TetrES is an environmental management consulting firm that specializes in infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical and tribunal support sectors. The acquisition of this firm will strengthen our environmental services in central Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

•
Following the quarter-end, to gain additional financial flexibility, we filed a short-form shelf prospectus with all securities regulatory authorities in Canada and a corresponding base shelf registration statement with the U.S. Securities and Exchange Commission. Pursuant to the prospectus, we may issue up to $300 million in common shares from time to time during the next 25 months.

•
During the quarter, we were awarded a $44 million, multiyear contract to provide design and related services for developing the shaft and hoisting systems for BHP Billiton’s Jansen potash mine project located in Saskatchewan.

Results compared to 2010 targets
In our 2009 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2010. The following is an indication of our progress toward these targets:

Measure	2010 Expected Range	Actual Q1 10 Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	55.5	% ✓
Administrative and marketing expenses as % of net revenue	Between 41.0 and 43.0%	42.2	% ✓
Net income as % of net revenue	At or above 6%	4.6	% X
Effective income tax rate	Between 32.5 and 34.5%	51.1	% X
Return on equity (note 1)	At or above 14%	8.9	% X
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.44	✓
The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt less cash, all divided by shareholders’ equity.
✓ Met our target
X Did not meet target

Year to date, we met our targets for 2010 except for our net income as a percentage of net revenue, effective income tax rate, and return on equity. These three targets were affected by the tax impact of the reorganization of our corporate structure. Excluding the impact of this reorganization, our effective tax rate would have been 28.9%. Since the impact of the reorganization was all reflected in the first quarter, we anticipate a lower effective tax rate in the next three quarters compared to Q1 10. We believe that we will be within our expected targeted range of 32.5 to 34.5% by the end of the fiscal year. In addition, our return on equity was impacted by the goodwill impairments recorded in prior years.

Balance Sheet
Our total assets decreased by $15.0 million from December 31, 2009. This decrease was principally due to a $10.0 million decrease in future income tax assets, a $3.9 million decrease in property and equipment, and a $11.2 million decrease in goodwill, which were all affected by the strengthening of the Canadian dollar against the US dollar as further explained below. Future income tax assets also decreased partly due to the use of US tax loss carryforwards in the quarter. We utilized these tax loss carryforwards to reduce the cash tax payable resulting from the reorganization of our corporate tax structure as further explained in the Income Taxes section below. These decreases were partially offset by a $2.2 million increase in cash, a $6.3 million increase in income taxes recoverable, and a $3.7 million increase in intangible assets.

Our total liabilities decreased by $15.5 million from December 31, 2009, because of a $23.8 million decrease in accounts payable and accrued liabilities due primarily to the timing of payments for annual employee bonuses. Our billings in excess of costs and estimated earnings also decreased by $10.2 million, and our other liabilities

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

decreased by $3.7 million, due to the strengthening of the Canadian dollar against the US dollar as further explained below. Our notes payable decreased by $22.0 million because of the payment of notes for the Jacques Whitford Global Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford) as well as RHL Design Group, Inc. acquisitions. These decreases were partially offset by a $43.2 million increase in our revolving credit facility to finance operations during the quarter.

In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets decreased due to the strengthening of the Canadian dollar from US$0.95 at December 31, 2009, to US$0.98 at March 31, 2010.

Our shareholders’ equity increased by $0.6 million from December 31, 2009. This increase was mainly due to $13.7 million in net income earned in the quarter, a $0.6 million unrealized gain on the fair value of our cash flow hedge (interest rate swap), a $0.4 million unrealized gain on our investments held for self-insured liabilities, and a $0.7 million increase in stock-based compensation expense. These increases were partially offset by a $15.3 million decrease in other comprehensive income attributable to currency translation adjustments. These adjustments represent unrealized foreign exchange gains and losses that occur when translating the operations of our self-sustaining US subsidiaries into Canadian dollars.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q1 10 compared to the same period last year:

	Quarter Ended March 31
	Percentage of Net Revenue			Percentage Increase (Decrease) *
	2010	2009		2010 vs. 2009

Gross revenue	125.2%	117.9%		(8.2%)
Net revenue	100.0%	100.0%		(13.5%)
Direct payroll costs	44.5%	43.6%		(11.9%)
Gross margin	55.5%	56.4%		(14.8%)
Administrative and marketing expenses	42.2%	43.1%		(15.5%)
Depreciation of property and equipment	1.7%	1.9	% **	(12.7	%) **
Amortization of intangible assets	1.7%	1.8	% **	(21.0	%) **
Net interest expense	0.6%	1.0%		(50.0%)
Share of income from associated companies	(0.2%)	(0.1%)		100.0%
Foreign exchange (gains) losses	0.1%	0.2%		(50.0%)
Other income	0.0%	(0.1%)		(66.7%)
Income before income taxes	9.4%	8.6%		(5.1%)
Income taxes	4.8%	2.6%		62.5%
Net income	4.6%	6.0%		(33.8%)
*	% increase calculated based on the dollar change from the comparable period
**	Depreciation for certain software was reclassified from depreciation of property and equipment to amortization of intangibles due to the adoption of CICA Handbook Section 3064.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

The following section outlines certain factors that affected the results of our operations in the first quarter of 2010 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended March 31, 2010.

Gross and Net Revenue
The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the beginning of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as internal growth.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the first quarter of 2010 compared to the same period in 2009.

Gross Revenue	First Quarter
(In millions of Canadian dollars)	2010 vs. 2009

Increase (decrease) due to:
Acquisition growth	5.8
Internal growth	(8.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(30.4)

Total net decrease in gross revenue	(33.2)

Net Revenue	First Quarter
(In millions of Canadian dollars)	2010 vs. 2009

Increase (decrease) due to:
Acquisition growth	4.7
Internal growth	(26.5)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(24.7)

Total net decrease in net revenue	(46.5)

The net decrease in gross revenue was $33.2 million for Q1 10 over Q1 09 due to a $30.4 million impact of foreign exchange rates on revenue earned by foreign subsidiaries and an $8.6 million decline in internal growth, offset by $5.8 million in acquisition growth. The increase in acquisition gross and net revenue in Q1 10 compared to the same quarter last year was due to the revenue earned in Q1 10 attributed to the Granary Associates, Inc. acquisition completed in Q4 09 and the PCGI acquisition completed in Q1 10. The decline in internal growth in Q1 10 compared to Q1 09 was mainly experienced in our Urban Land and Industrial practice areas as described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

Gross revenue earned in Canada during Q1 10 increased to $219.5 million compared to $211.5 million in Q1 09. Gross revenue generated in the United States during Q1 10 declined to $145.8 million compared to $184.5 million in the same period last year. The first quarter of 2009 was strong compared to the rest of the year, which was impacted by the significant economic slowdown. Therefore, our revenue in the United States decreased throughout 2009, particularly in our Urban Land and Industrial practice areas. Revenue in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2009 and 2010.

The following table summarizes the growth or decline in gross revenue by practice area for the first quarter of 2010 compared to the same period in 2009:

Practice Area		% of		% of	% Change
Gross Revenue	Quarter	Consulting	Quarter	Consulting	in Gross
	Ended	Services	Ended	Services	Revenue
	March 31,	Gross	March 31,	Gross	2010 vs.
(In millions of Canadian dollars, except %)	2010	Revenue	2009	Revenue	2009

Buildings	82.1	22.1%	75.6	18.7%	8.6%
Environment	149.8	40.3%	158.1	39.0%	(5.2%)
Industrial	58.7	15.8%	71.2	17.6%	(17.6%)
Transportation	42.7	11.5%	48.4	12.0%	(11.8%)
Urban Land	38.3	10.3%	51.5	12.7%	(25.6%)

Total Consulting Services	371.6	100.0%	404.8	100.0%	(8.2%)

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

Practice Area Gross Revenue	Quarter Ended March 31, 2010 vs. 2009
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	6.5	5.6	3.6	(2.7)
Environment	(8.3)	-	5.5	(13.8)
Industrial	(12.5)	0.2	(8.9)	(3.8)
Transportation	(5.7)	-	(0.3)	(5.4)
Urban Land	(13.2)	-	(8.5)	(4.7)

Total	(33.2)	5.8	(8.6)	(30.4)

The following lists the acquisitions completed in 2009 and 2010 that impacted specific practice areas year to date:

•	Buildings: Granary Associates, Inc. (October 2009)
•	Industrial: PCGI (March 2010)

All our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.96 in Q1 10 compared to US$0.80 in Q1 09, representing a 20.0% increase. This strengthening of the Canadian dollar had a negative effect on the revenue reported in Q1 10 compared to Q1 09.

Buildings. Gross revenue for the Buildings practice area increased by 8.6% in Q1 10 compared to Q1 09. Of the $6.5 million increase, $5.6 million was due to acquisitions, and $3.6 million was due to internal growth, offset by $2.7 million due to the impact of foreign exchange. During the quarter, we continued to secure significant projects showcasing our expertise in health care and educational facility planning and design, especially in Alberta and Ontario. In Alberta, we obtained a contract with the City of Cold Lake to design a new arena for its community event center campus. Despite the slow recovery in the US economy, we were also able to secure some noteworthy projects in the United States. For example, we were awarded a five-year multiple award task order contract to provide full architecture and buildings engineering services for various projects, including design-build projects, for the Los Angeles District of the U.S. Army Corps of Engineers. During the quarter, the Buildings practice area

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

continued to actively pursue opportunities in the public-private partnership (P3) market. In the pursuit phase, we carry out work for a slightly reduced fee and receive a success fee if our team is selected as the preferred proponent.

We believe that the outlook for the Buildings practice area is moderate growth in the second half of 2010. We will continue to focus on our key areas of competency and to use our success in the Canadian health care market to strengthen our position in the United States.

Environment. Gross revenue for the Environment practice area increased by $5.5 million in Q1 10 compared to Q1 09 due to internal growth, offset by a $13.8 million negative foreign exchange impact, which resulted in an overall $8.3 million, or 5.2%, decrease in gross revenue compared to Q1 09. During the quarter, the practice area continued to secure significant projects in the water and wastewater markets. The need for wet weather flow capacity in addition to existing facilities has resulted in a number of project opportunities. As well, combined sewer overflow reduction continues to be a growing area of opportunity for this practice area. For example, we were awarded a contract to provide support for the City of Tacoma, Washington’s flow-monitoring program. Our work will include program management, technical support, training, site selection, field monitoring, and data reporting. During the quarter, we were also selected by the City of Manchester, New Hampshire, to upgrade the headworks facility at its wastewater treatment plant. This wastewater project is another example of our growing water and wastewater treatment capabilities. The project involves grit system improvements to the aerated grit tanks and channel air system, along with grit removal and conveyance technologies. We also continued to pursue environmental remediation projects in support of energy sector clients. For example, we secured a contract to provide environmental assessment support for Nalcor Energy’s Lower Churchill project in Newfoundland. Our environmental management business, particularly with wind clients, experienced increased activity in the quarter as clients began to access more readily available project funding and the US federal government extended its renewable energy tax credit to 2011.

We believe that the outlook for the Environment practice area will range from stable to a moderate decline in the first half of 2010, with growth expected in the second half of the year. The practice area’s expanded footprint in 2009 placed it in a top 10 category among world environmental service providers, and we expect that our enhanced size, presence, and reputation in the environment market will continue to increase our share of larger, long-term projects with national and international scope in 2010.

Industrial. Gross revenue for the Industrial practice area declined by 17.6% in Q1 10 compared to Q1 09. This practice area had a good first quarter in 2009 but retracted significantly during the rest of the year. Of the $12.5 million decrease in gross revenue from Q1 09 to Q1 10, $3.8 million was due to the impact of foreign exchange, and $8.9 million was due to a decrease in internal growth, offset by $0.2 million in acquisition growth. The decline in revenue from internal growth was mainly due to the general economic slowdown in 2009, resulting in less backlog. In response to these market conditions, staff levels were reduced in the past year, leading to organic retraction. In Q1 10, this practice area experienced an increase in staff numbers compared to Q4 09, partly due to increased activity in the mining sector. Activity in this sector is a leading indicator of recovery for the Industrial practice area. During the quarter, we were awarded several projects in the mining of potash and commodities. For example, we were awarded a $44.0 million project to provide design and related services for developing the shaft and hoisting systems for BHP Billiton's Jansen potash mine project in Saskatchewan. The improvement in oil and minerals commodity pricing provided opportunities during the quarter that we believe will benefit us throughout the year. For example, we were chosen to provide complete engineering, procurement, and construction management services for the development of a new pump station and receiving station for transporting oil product from Fort Saskatchewan to the Kearl Oil Sands project in northern Alberta for Inter Pipeline Fund (IPF). This large, three-year assignment is expected to lead to our involvement in future IPF facilities expansions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

We believe that the outlook for our Industrial practice area will remain stable for the first half of 2010, with modest growth expected in the second half of the year. The speed of recovery in the United States will impact future growth in this practice area. With commodity prices improving, we expect continued activity in the mining and resource sectors. We believe that we are well positioned to take advantage of opportunities arising from an economic recovery due to our geographic diversity and our recognized expertise in the industrial marketplace.

Transportation. Gross revenue for the Transportation practice area was relatively stable in Q1 10 compared to Q1 09, with only a $0.3 million reduction in revenue as a result of decline in organic growth. This minor reduction in organic growth was further negatively impacted by a $5.4 million decline due to foreign exchange, which resulted in an overall $5.7 million, or 11.8%, decrease in gross revenue compared to Q1 09. During Q1 10, the Transportation practice area continued to work on a stable stream of projects in Canada and to secure projects in the rail and transit sectors across North America. For example, we obtained a contract to prepare rail crossing safety assessments for 11 multiuse rail crossings associated with the E&N Rail Trail in Victoria, British Columbia, and an assignment to design the hardware and software modifications necessary for adding emergency crossover signals at the Dallas Area Rapid Transit system’s Lake Highland Station. During the quarter, the practice area also secured bridge inspection projects in Canada and the northeastern United States. For example, we were chosen by the New York State Department of Transportation to inspect and design repairs to the Robert Moses Causeway over Fire Island Inlet in Islip, New York. This practice area has also been generating revenue from P3 clients during the pursuit phase of P3 projects in Alberta, British Columbia, and Ontario.

We believe that the outlook for the Transportation practice area will remain stable for the rest of 2010. Overall, we expect our Rail and Transit groups to experience increased activity in 2010. The short-term extension of federal transportation legislation in the United States will also contribute to maintaining activity levels in 2010; however, decreased tax revenues, state and provincial deficits, and the lack of long-term legislation in the United States may cause delays in many planned transportation projects moving forward.

Urban Land. Gross revenue for the Urban Land practice area declined by 25.6% in Q1 10 compared to Q1 09. Of the $13.2 million decrease, $8.5 million was due to a decline in revenue from internal growth, and $4.7 million was due to the impact of foreign exchange. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 68% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada. The decline in revenue from internal growth was mainly due to the general economic slowdown in 2009, resulting in less backlog. During Q1 10, single-family housing starts in the United States did not change significantly from the end of 2009. However, single-family housing starts in Canada slightly increased during the quarter. Our staff levels remained stable and backlog increased during Q1 10. The practice area took advantage of renewed opportunities in the residential market and continued to pursue non-residential work, mainly in the public sector, to supplement its residential project backlog. For example, we are providing design, environmental assessment, and regulatory approval services for the development of the Leduc Business Park in Leduc, Alberta. We also secured a contract to act as the prime consultant for the University of South Carolina’s South Sumter Street Streetscape project in Columbia, South Carolina.

Due to the forecasted recovery of the residential sectors in the United States and Canada, we believe that the outlook for our Urban Land practice area in 2010 is stable. In 2010, we expect to continue to diversify our client base and to build and leverage our reputation with the public sector.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2009 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 55.5% in Q1 10 compared to 56.4% in Q1 09 and was within the target range of 54.5 to 56.5% set out in our 2009 Financial Review. Our gross margin percentages decreased in all practice areas except Urban Land as further

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

explained below. The following table summarizes our gross margin percentages by practice area for Q1 10 compared to Q1 09.

	Quarter Ended March 31
Practice Area Gross Margin	2010	2009

Buildings	57.4%	58.3%
Environment	57.0%	57.4%
Industrial	50.1%	53.2%
Transportation	53.0%	54.3%
Urban Land	57.4%	56.8%

The change in gross margin percentages in Q1 10 compared to Q1 09 was due to the following:

•
In general, fluctuations in the margins depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Buildings practice area, the decrease in gross margin was a reflection of increased competition and increased activity relating to the pursuit of P3 opportunities. During the pursuit phase, we perform work for a reduced fee, which we make up if we are successful in securing the project.

•	In the Industrial practice area, the decrease in gross margin was a reflection of competitive pressures to decrease project fees and billing rates.

•
In the Transportation practice area, the decrease in gross margin was due to competitive pressures and an increase in active design-build and P3 project pursuits in the quarter. Work on P3 projects typically has lower margins during the pursuit phase.

Administrative and Marketing Expenses
Our administrative and marketing expenses as a percentage of net revenue were 42.2% for Q1 10 compared to 43.1% for Q1 09, falling within our expected range of 41 to 43%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. Our administrative labor as a percentage of net revenue was lower in Q1 10 compared to Q1 09 because we achieved increased efficiencies and carried out fewer integration activities during the quarter. In Q1 09, we completed the system integration of SII Holdings, Inc. (Secor) and began the process of integrating staff from the Jacques Whitford acquisition. The decrease in administrative labor as a percentage of net revenue in Q1 10 was partially offset by an increase in marketing and business development labor as a percentage of net revenue due to the pursuit of P3 clients as well as enhanced client management activities during the quarter. Since the economy is expected to recover in 2010, we are investing more time in business development and marketing activities to ensure that we are positioned to take advantage of opportunities throughout North America.

Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally one to

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

three years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Backlog is a non-GAAP measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting, Estimates, Developments, and Measures section of our 2009 Financial Review. As at March 31, 2010, $4.4 million of the $67.9 million in intangible assets related to backlog. Also included in intangible assets is purchased and internally generated computer software that is replaceable and is not an integral part of related hardware. This computer software is amortized over estimated useful lives ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for the first quarter of 2010 and 2009.

Intangibles	Quarter Ended March 31
(In thousands of Canadian dollars)	2010	2009

Amortization of client relationships	1,663	1,484
Amortization of backlog	1,232	3,792
Software	1,490	812	*
Other	557	88

Total amortization of intangible assets	4,942	6,176
* Depreciation for certain software was reclassified from depreciation of property and equipment to amortization of intangibles due to the adoption of CICA Handbook Section 3064.

Our amortization of intangible assets decreased by $1.2 million in Q1 10 compared to Q1 09. The RHL Design Group, Inc. and Secor backlog balances were fully amortized during 2009 and, therefore, were not carried into Q1 10. The decrease in Q1 10 related to a downward adjustment in amortization relating to the Jacques Whitford acquisition. This adjustment was made on the finalization of the purchase price allocation for Jacques Whitford during 2009. Based on the unamortized intangible asset balance remaining at the end of Q1 10, we expect our amortization expense for intangible assets for the full year 2010 to be in the range of $16.5 to $17.0 million. The actual expense may be impacted by any new acquisitions completed after Q1 10.

Net Interest Expense
The $1.7 million decrease in our net interest expense in Q1 10 compared to Q1 09 resulted from having less long-term debt throughout the first quarter of 2010, which was partially offset by having slightly higher interest rates over the same period. At March 31, 2010, $177.8 million was outstanding on our credit facility versus $238.5 million outstanding at March 31, 2009. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During the third quarter of 2008, we entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010. The fair value of the interest rate swap, estimated using third-party market indications and forecasts as at March 31, 2010, was a loss of $970,000 net of tax. Because we designated the interest rate swap as a cash flow hedge against US$100 million of our credit facility and the hedge met the accounting criteria for effectiveness during the quarter, we recorded the loss in fair value since the hedge’s inception in accumulated other comprehensive income. As at March 31, 2010, $101.6 million of our bank loan was payable in US funds (US$100.0 million), and $76.3 million was payable in Canadian funds.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

Taking the effect of the interest rate swap into consideration, our average interest rate was 2.78% at March 31, 2010, compared to 2.72% at March 31, 2009. We estimate that, based on our credit facility balance at March 31, 2010, and excluding the US$100 million subject to the interest rate swap, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $68,000 for the quarter and decrease our basic earnings per share by less than $0.01. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Losses
During Q1 10, we recorded a $0.3 million foreign exchange loss compared to a $0.6 million loss in Q1 09. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred in the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at March 31, 2010, we had entered into foreign currency forward contracts that provided for the purchase of US$63.0 million at rates ranging from 1.01260 to 1.02005 per US dollar maturing over the next two months. The fair value of the forward contracts, estimated using third-party market indications and forecasts as at March 31, 2010, was a $428,000 unrealized loss. These forward contracts are categorized as held for trade; therefore, the unrealized loss was recorded in income as a component of foreign exchange.

During the first quarter of 2010, we recorded a $15.3 million loss in our currency translation adjustments in other comprehensive income compared to a $4.3 million gain during the same period in 2009. This unrealized loss and gain arose when translating the operation of our US-based subsidiaries. The loss during the quarter was due to the strengthening of the Canadian dollar from US$0.95 at December 31, 2009, to US$0.98 at March 31, 2010.

We estimate that, due to a slight net exposure at March 31, 2010, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes
Our effective income tax rate for the first quarter of 2010 was 51.1% compared to 39.0% for the year ended December 31, 2009. The 2009 effective income tax rate was impacted by a $35.0 million non-deductible charge to income for the goodwill impairment recorded in 2009. Without the impact of this charge, our effective income tax rate for 2009 would have been 28.2%.The increase in our effective tax rate from 28.2% in 2009 to 51.1% in the first quarter of 2010 was due to a reorganization of our corporate structure in January 2010. The reorganization resulted in a gain for tax purposes; however, it did not affect cash income taxes payable, since the gain was offset by previously recognized US income tax losses. This reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Excluding the impact of this reorganization, our effective tax rate would have been 28.9%. Since the entire $6.2 million tax impact of the reorganization was recognized immediately in the quarter, we anticipate a lower effective tax rate in the next three quarters compared to Q1 10. Therefore, we believe that we will be within the expected target range of 32.5 to 34.5% set out in our 2009 Financial Review by the end of 2010. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto. The analysis of trends in

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

the last eight quarters illustrates the impact of the recent economic slowdown on our Company as well as signs of recovery.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009

Gross revenue	371.6	342.8	384.2	388.1
Net revenue	296.8	274.8	306.7	318.1
Net income (loss)	13.7	22.9	(10.0)	22.3
EPS – basic	0.30	0.50	(0.22)	0.49
EPS – diluted	0.30	0.50	(0.22)	0.49

	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008

Gross revenue	404.8	369.3	347.6	343.3
Net revenue	343.3	297.0	289.2	289.0
Net income	20.7	20.0	(30.0)	22.1
EPS – basic	0.45	0.44	(0.66)	0.48
EPS – diluted	0.45	0.44	(0.66)	0.48
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 10 vs. Q1 09	Q4 09 vs. Q4 08	Q3 09 vs. Q3 08	Q2 09 vs. Q2 08

Increase (decrease) in gross revenue due to:
Acquisition growth	5.8	50.6	70.3	68.7
Internal growth	(8.6)	(54.5)	(43.2)	(49.8)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(30.4)	(22.6)	9.5	25.9

Total net (decrease) increase in gross revenue	(33.2)	(26.5)	36.6	44.8

During Q4 09, our gross revenue decreased by $26.5 million, or 7.2%, to $342.8 million compared to $369.3 million for the same period in 2008. Approximately $54.5 million of this decrease resulted from a decline in revenue from internal growth and a $22.6 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q4 09—partially offset by a $50.6 million increase in revenue from acquisitions completed in 2009. Net income during Q4 09 increased by $2.9 million, or 14.5%, from the same period in 2008. Diluted earnings per share for Q4 09 increased by $0.06, or 13.6%, compared to Q4 08. Our Q4 09 results were negatively impacted by the decline in gross revenue but positively impacted by an increase in gross margin as a percentage of net revenue. Our gross margin increased to 56.7% in Q4 09 compared to 55.7% in Q4 08 mainly due to an increase in gross margin in our Environment practice area as a result of the mix of projects during the quarter. With the growth of our Environment practice area over the year, we were able to secure larger projects, which, due to their nature, presented greater opportunities to produce higher margins. Net income in Q4 09 was also positively impacted by a reduction in our

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

administrative and marketing expenses as a percentage of net revenue from 43.0% in Q4 08 to 41.1% in Q4 09. This decrease was primarily due to a decrease in provisions for claims for our self-insured liability and continued focus by staff on operating efficiently and managing costs during difficult economic times.

During Q3 09, our gross revenue increased by $36.6 million, or 10.5%, to $384.2 million compared to $347.6 million for the same period in 2008. Approximately $70.3 million of this increase resulted from the acquisitions completed in 2008 and 2009 and a $9.5 million foreign exchange impact—due to the weakening of the Canadian dollar during Q3 09 compared to Q3 08—offset by a $43.2 million decline in internal growth. Net loss decreased from $(30.0) million in Q3 08 to $(10.0) million in Q3 09, and diluted loss per share decreased from $(0.66) in Q3 08 to $(0.22) in Q3 09. During the quarter, our net income and earnings per share were negatively impacted by a $35.0 million impairment of goodwill. This non-cash charge decreased our diluted earnings per share by $0.77. Excluding the impact of the $35.0 million goodwill impairment charge, our net income for Q3 09 would have been $25.0 million, and our diluted earnings per share would have been $0.55. Our Q3 09 results were positively impacted by an increase in our gross margin as a percentage of net revenue from 56.0% to 56.5% due to improved project execution and the nature of projects in progress during the quarter. Our results were also positively impacted by a $23.4 million reduction in the impairment of goodwill and intangible assets and a $1.7 million increase in income from associated companies. Our Q3 09 results were negatively impacted by an increase in interest expense of $0.9 million and an increase in administrative and marketing expenses as a percentage of net revenue from 39.2% to 41.3%, which included one-time charges for severance payments and costs associated with downsizing our operations in certain areas.

During Q2 09, our gross revenue increased by $44.8 million, or 13.0%, to $388.1 million compared to $343.3 million in the same period in 2008. Approximately $68.7 million of this increase resulted from acquisitions completed in 2008 and 2009 and a $25.9 million foreign exchange impact—due to the weakening of the Canadian dollar during Q2 09 compared to Q2 08—offset by a $49.8 million decline in internal growth. Net income during Q2 09 increased by $0.2 million, or 0.9%, from the same period in 2008. Diluted earnings per share in Q2 09 increased by $0.01, or 2.1%, compared to Q2 08. Our Q2 09 results were negatively impacted by a reduction in gross margin as a percentage of net revenue from 55.9% in Q2 08 to 55.6% in Q2 09, an increase in our administrative and marketing expenses as a percentage of net revenue from 40.8% to 41.3%, an increase in foreign exchange loss of $1.0 million, an increase in the amortization of intangibles of $0.9 million, and an increase in net interest expense of $1.0 million. Our Q2 09 results were positively impacted by the growth in gross revenue.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at March 31, 2010, compared to December 31, 2009:

(In millions of Canadian dollars, except ratios)	Mar 31, 2010	Dec 31, 2009	Change

Current assets	412.4	409.3	3.1
Current liabilities	(254.0)	(283.8)	29.8
Working capital (note 1)	158.4	125.5	32.9
Current ratio (note 1)	1.62	1.44	n/a
note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2009 Financial Review.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

Our cash flows from (used in) operating, investing, and financing activities for the first quarter of 2010 and 2009, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2010	2009	Change

Cash flows used in operating activities	(9.4)	(30.6)	21.2
Cash flows used in investing activities	(11.2)	(72.2)	61.0
Cash flows from financing activities	23.3	19.0	4.3

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $300 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2009 Financial Review, reduces the impact of changing market conditions on our operating cash flows. We regularly monitor our short-term backlog and are able to manage our staff levels to the work available. We do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the management guideline established in our 2009 Financial Review of maintaining a net debt to equity ratio at or below 0.5 to 1. The net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. At March 31, 2010, our net debt to equity ratio was 0.44 to 1.0. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital
Our working capital (current assets less current liabilities) at the end of Q1 10 was $158.4 million compared to $125.5 million at December 31, 2009. Year to date, current assets increased by $3.1 million, and current liabilities decreased by $29.8 million. The $3.1 million increase in current assets from December 31, 2009, was due to a $2.2 increase in cash and cash equivalents, a $0.8 million increase in accounts receivable and in costs and estimated earnings in excess of billings, and a $6.3 million increase in income taxes recoverable. These increases were partially offset by $1.7 million decrease in prepaid expenses and a $3.9 million decrease in the current portion of other assets.

The $29.8 million decrease in current liabilities at March 31, 2010, compared to December 31, 2009, resulted primarily from a $23.8 million decrease in accounts payable and accrued liabilities due to the timing of payments for annual employee bonuses. Our billings in excess of costs and estimated earnings also decreased by $10.2 million. These decreases were partially offset by a $7.4 million increase in the current portion of our long-term debt because of additional software capital leases entered into in the quarter and additional notes payable for acquisitions becoming due in the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

Cash Flows Used in Operating Activities
Our cash flows used in operating activities were $9.4 million in Q1 10 compared to $30.6 million in Q1 09. Our cash flows used in operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired accounts payable and accrued liabilities, including employee annual bonuses. The $21.2 million decrease in cash flows used in operating activities in Q1 10 compared to Q1 09 was a result of the following:

•
Our receipts from clients decreased due to the retraction of our business in 2009, especially in Q2 and Q3. However, these receipts were positively impacted by a decrease in our investment in costs and estimated earnings in excess of billings and in accounts receivable to 85 days in Q1 10 compared to 88 days in Q1 09. This decrease was the result of our continued focus on managing our assets, including our billings and collections.

•	Our cash paid to suppliers and employees decreased in 2009 because of the higher than normal trade payables and accrued liabilities assumed on the Jacques Whitford acquisition.

•	Our income taxes paid, net of income taxes recovered, decreased due to the timing of income tax installments.

•
Our interest paid increased mainly because of the interest paid on notes payable due from acquisitions. This increase was partially offset by a decrease in the interest paid on our long-term debt due to having less long-term debt throughout the first quarter of 2010 than in the same period in 2009.

•	Overall, we experienced a reduction in staff levels and operating activities in Q1 10 compared to Q1 09 because of the economic slowdown.

Cash Flows Used in Investing Activities
Our cash flows used in investing activities were $11.2 million in Q1 10 compared to $72.2 million in Q1 09. In Q1 10, we used $1.1 million for the acquisition of PCGI and the purchase of the remaining 20% of I.R. Wilson Consulting Ltd., compared to using $64.0 million for the acquisition of Jacques Whitford in Q1 09. Offsetting the reduction in cash flows used to finance acquisitions was a $2.2 million increase in the use of cash flows to fund our investments held in self-insured liabilities.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $8.0 million in Q1 10 compared to $8.2 million in Q1 09. Our Q1 10 purchases were within the expected range for 2010 to support ongoing operational activity and growth. In 2010, we plan to continue to invest in enhancements to our information technology infrastructure and Enterprise systems to optimize and streamline our business processes and prepare for continued growth. During Q1 10, our property and equipment and software purchases were financed by cash flows from operations and from our revolving credit facility.

Cash Flows From Financing Activities
Our cash flows from financing activities were $23.3 million in Q1 10 compared to $19.0 million in Q1 09. During Q1 10, we repaid $37.8 million of our revolving credit facility and notes payable due from acquisitions and used $64.0 million of the facility, in part to pay employee bonuses, accounts payable, income taxes, and notes payable. During Q1 09, we repaid $29.8 million of our revolving credit facility, acquired debt from acquisitions, and notes payable due from acquisitions, and used $53.9 million of the facility, in part to pay employee bonuses, accounts payable, income taxes, and notes payable. As at March 31, 2010, $116.1 million was available in the revolving credit facility for future activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

Our credit facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of the debt obligation. In particular, at each quarter-end, we must satisfy the following specified ratios: 1) the senior debt to EBITDA ratio must not exceed 2.5 to 1.0 at any time and 2) the EBITDAR to debt service ratio must not be less than 1.25 to 1.0 at any time. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section in our 2009 Financial Review. We were in compliance with all these covenants as at and throughout the period ended March 31, 2010.

Shareholders’ Equity
Share options exercised during the first quarter of 2010 generated $0.3 million in cash compared to $0.2 million in cash generated during the same period in 2009. We did not repurchase any shares in Q1 10 and Q1 09.

OTHER

Outstanding Share Data
As at March 31, 2010, there were 45,733,820 common shares and 1,729,465 share options outstanding. During the period of April 1, 2010, to May 13, 2010, no shares were repurchased under our normal course issuer bid, 9,500 share options were exercised, 1,667 share options were forfeited, and 833 share options were cancelled. As at May 13, 2010, there were 45,743,320 common shares and 1,717,465 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as at March 31, 2010, on a discounted basis, where appropriate:

Contractual Obligations		Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Long-term debt	247.9	37.6	210.0	0.1	0.2
Interest on debt	10.9	7.7	3.2	-	-
Operating lease commitments	350.4	66.4	111.3	77.0	95.7
Capital lease commitments	11.8	5.2	6.6	-	-
Purchase and service obligations	22.5	8.0	12.8	1.7	-
Other liabilities	4.9	0.8	0.9	0.8	2.4

Total contractual obligations	648.4	125.7	344.8	79.6	98.3

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From Financing Activities section and notes 4 and 9 in our unaudited consolidated financial statements for the quarter ended March 31, 2010. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

deferred share unit plan and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements
As of March 31, 2010, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.1 million that expire at various dates before January 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. At March 31, 2010, we had a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At March 31, 2010, $11.9 million in bonds (US$11.8 million) was issued under this surety facility. During 2009, we issued a guarantee, up to a maximum of US$60.0 million, for project work with the US federal government. If the guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. We have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee.

Financial Instruments and Market Risk
The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2009 Financial Review and incorporated by reference herein.

Related-Party Transactions
There were no related-party transactions during the first quarter of 2010.

OUTLOOK

We believe that our overall outlook for 2010 is stable, with moderate growth beginning in the second half of the year. The outlook for the remainder of 2010 for our Buildings, Environment, and Industrial practice areas ranges from stable to modest growth, and the outlook for our Transportation and Urban Land practice areas is stable. We operate in a highly diverse infrastructure and facilities market in North America consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first quarter of 2010, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2009 Financial Review and discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2009 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. For the quarter ended March 31, 2010, there has been no significant change in our critical accounting estimates from those described in our 2009 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein.

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the Canadian Institute of Chartered Accountants (CICA) Handbook and do not have any standardized meaning prescribed by GAAP, namely, working capital, current ratio, net debt to equity ratio, gross revenue, net revenue, gross margin, return on equity ratio, EBITDA, EBITDAR, EBITDAR to debt service ratio, and backlog. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the quarter ended March 31, 2010, there has been no significant change in our description of these non-GAAP accounting measures from that included in our 2009 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2009 Financial Review for additional information.

Recent accounting pronouncements

International Financial Reporting Standards. The CICA will transition Canadian GAAP for public entities to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. As a result, we will prepare our consolidated financial statements in accordance with IFRS for our 2011 fiscal year beginning January 1, 2011, and include comparative figures for our 2010 fiscal year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

a) Project Management and Status
We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. We completed the preliminary planning and scoping, detailed assessment, and solution development phases and are now working on the implementation phase. To date, we are on target with the established timeline in our detailed work plan. Below is a summary of the key activities, milestones, and deliverables for each phase, along with its status.

The preliminary planning and scoping phase included the establishment of a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from our Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provided updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. During this phase, we also completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

The detailed assessment phase involved the establishment of issue-specific workgroups to perform a detailed diagnostic and select accounting policies when alternatives are available. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. Our Audit Committee reviewed our potential choice of policies and optional exemptions, all of which are further described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

The solution development phase involved the formulation, documentation, and approval of solutions for the implementation of IFRS. Considering the impacts of IFRS on our business processes, information technology (IT) systems, internal control over financial reporting (ICFR), and disclosure control and procedures (DC&P) was integral to this phase. Any significant potential impacts were reviewed by the Audit Committee and are further described below. During this phase, we also established a training plan and an internal and external communication plan and provided training to our board of directors, Audit Committee, Investor Relations group, key employees, and stakeholders. In addition, we completed a plan for the parallel processing of 2010 financial results under IFRS.

We are currently in the implementation phase, which we expect to complete by the fourth quarter of 2010. In 2010, we will continue to make changes to certain processes to enable the recording of transactions under IFRS. We are now in the process of collecting data for our January 1, 2010, opening statement of financial position in accordance with IFRS. In 2010, we will also compile IFRS-compliant information for comparative reporting purposes in 2011 and finalize our assessment of the impact that IFRS will have on our business activities as described below. We continue to deliver our training and communication plans, in particular to inform key internal and external stakeholders about the anticipated effects of the IFRS transition. In addition, we continue to provide status updates to the Audit Committee.

While completing the above phases, we assessed the impact that IFRS will have on our ICFR, DC&P, IT systems, and business activities as follows:

•
ICFR and DC&P. We expect minimal changes to our ICFR and DC&P. We are in the process of reviewing our internal controls regarding the IFRS changeover plan for the accumulation of 2010 comparative figures under IFRS and the changeover process in 2011. On completing our review of accounting policies, we will make a final assessment to determine changes required for ICFR.

•	IT systems. We expect minimal changes to our IT systems.

•
Business activities. During the implementation phase, we will finalize our assessment of the impact that IFRS will have on our compensation plans, debt covenants, key performance indicators, and budgeting and forecasting processes.

b) Accounting Policies and Statement Presentation
Set out below are the key areas where changes in accounting policies are expected that may impact our audited consolidated financial statements. The list, and comments, below should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be the most significant; however, changes to other areas have been identified. The differences described below are those existing based on Canadian GAAP and IFRS today. We continue to monitor standard developments issued by the International Accounting Standards Board and regulatory developments issued by the Canadian Securities Administrators that may affect the timing, nature, or disclosure of our adoption of IFRS. Since IFRS is expected to change prior to 2011, its impact on our audited consolidated financial statements is not reasonably determinable at this time.

•	Presentation of Financial Statements (IAS 1)
Under IAS 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. We expect the adoption of IAS 1 to result in several changes to the format of our financial statements and in expanded note disclosure. For example, we expect to change our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

•	Impairment of Assets (IAS 36)
Under IAS 36, an entity must assess at the end of each reporting period whether there is an indication that an asset may be impaired. When there is an indication of impairment, an impairment test is required. Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step—comparing the recoverable amount of an asset (on a discounted basis) with the carrying amount. If the carrying amount exceeds the recoverable amount, the asset value is written down to the recoverable amount. Under Canadian GAAP, the impairment of intangible assets with definite lives is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, an entity estimates the recoverable amount of the cash generating unit (CGU) or group of CGUs that the goodwill has been allocated to and compares it with the carrying amount of the CGU(s). If the carrying amount of the CGU(s) exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less cost to sell and the value in use.

•	Business Combinations (IFRS 3R)
Under IFRS 3R, postacquisition restructuring costs, such as lease exits, and acquisition-related costs, such as advisory, legal, accounting, valuation, and other professional or consulting fees, are expensed as incurred. Under Canadian GAAP, if certain criteria are met, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill. Also, under IFRS 3R, an acquirer recognizes contingent consideration as part of the consideration transferred and measures it at the acquisition-date fair value. The remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, contingent consideration is recorded in goodwill when the contingency is resolved. Therefore, our goodwill and net income will be impacted by these changes.

c) IFRS 1 exemptions
Most adjustments required on the transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The most significant exemptions that apply to our Company include the following:

•
Business combinations. We expect to apply the business combinations exemption in IFRS 1 not to apply IFRS 3R, “Business Combinations,” retrospectively to past business combinations. Accordingly, we would not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date would not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1.

•
Fair value or revaluation as deemed cost. We expect to elect to measure buildings, classified as property and equipment and investment property, at their fair values and use that amount as their deemed cost at January 1, 2010. The cost of buildings would be determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

•	Cumulative currency translation adjustment. We expect to elect to deem the cumulative currency translation difference for all our foreign operations to be zero at January 1, 2010.

•
Share-based payments. We expect to elect not to apply IFRS 2, “Share-Based Payments,” to equity instruments granted on or before November 7, 2002, or granted after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, we expect not to apply IFRS 2 to liabilities that were settled before January 1, 2010.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although we are considering the impact of adopting this pronouncement on our consolidated financial statements in connection with our conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. We are currently considering the impact of adopting these pronouncements on our consolidated financial statements in fiscal 2011 in connection with our conversion to IFRS.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (CEO) and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

RISK FACTORS

For the quarter ended March 31, 2010, there has been no significant change in our risk factors from those described in our 2009 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

Subsequent to the quarter-end, to gain additional financial flexibility, we filed a short-form shelf prospectus with all securities regulatory authorities in Canada and a corresponding base shelf registration statement with the U.S. Securities and Exchange Commission. Pursuant to the prospectus, we may issue up to $300 million in common shares from time to time during the next 25 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2010
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets

(Unaudited)

	March 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$
ASSETS (note 4)
Current
Cash and cash equivalents	16,907	14,690
Accounts receivable, net of allowance for doubtful accounts of $8,673 ($9,395 – 2009)	253,028	253,205
Costs and estimated earnings in excess of billings	96,775	95,794
Income taxes recoverable	18,433	12,144
Prepaid expenses	9,623	11,352
Future income tax assets	14,935	15,518
Other assets (note 3)	2,680	6,550

Total current assets	412,381	409,253
Property and equipment	104,322	108,256
Goodwill	457,657	468,814
Intangible assets	67,892	64,155
Future income tax assets	14,547	23,940
Other assets (note 3)	51,722	49,127

Total assets	1,108,521	1,123,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	143,397	167,175
Billings in excess of costs and estimated earnings	41,772	52,007
Current portion of long-term debt (note 4)	42,799	35,428
Future income tax liabilities	13,783	15,643
Other liabilities (note 5)	12,298	13,558

Total current liabilities	254,049	283,811
Long-term debt (note 4)	216,923	198,769
Future income tax liabilities	28,031	29,536
Other liabilities (note 5)	61,417	63,849

Total liabilities	560,420	575,965

Non-controlling interest in subsidiaries	103	186

Commitments, contingencies, and guarantees (notes 2 and 4)

Shareholders' equity
Share capital (note 7)	222,403	221,983
Contributed surplus	13,148	12,606
Retained earnings	378,270	364,569
Accumulated other comprehensive loss (note 10)	(65,823)	(51,764)

Total shareholders' equity	547,998	547,394

Total liabilities and shareholders' equity	1,108,521	1,123,545
See accompanying notes

March 31, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

	For the quarter ended March 31

	2010	2009
(In thousands of Canadian dollars, except shares outstanding and per share amounts)	$	$

INCOME
Gross revenue	371,561	404,800
Less subconsultant and other direct expenses	74,781	61,510

Net revenue	296,780	343,290
Direct payroll costs	131,934	149,844

Gross margin	164,846	193,446
Administrative and marketing expenses (notes 7 and 13)	125,129	148,062
Depreciation of property and equipment	5,480	6,315
Amortization of intangible assets	4,942	6,176
Net interest expense (note 4)	1,680	3,430
Share of income from associated companies	(578)	(274)
Foreign exchange losses	286	568
Other income (note 3)	(91)	(346)

Income before income taxes	27,998	29,515

Income taxes
Current	8,167	11,872
Future	6,130	(3,018)

Total income taxes	14,297	8,854

Net income for the period	13,701	20,661

Weighted average number of shares outstanding – basic	45,731,255	45,457,908

Weighted average number of shares outstanding – diluted	46,075,812	45,878,606

Shares outstanding, end of the period	45,733,820	45,466,457

Earnings per share (note 7)
Basic	0.30	0.45

Diluted	0.30	0.45

See accompanying notes

March 31, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(Unaudited)

					Accumulated
					Other
					Comprehensive
	Shares	Share	Contributed		Income (AOCI)
	Outstanding	Capital	Surplus	Retained	(Loss) (AOCL)
	(note 7)	(note 7)	(note 7)	Earnings	(note 10)	Total
(In thousands of Canadian dollars, except shares
outstanding)	#	$	$	$	$	$

Balance, December 31, 2008	45,448,123	218,757	10,458	308,629	1,131	538,975

Comprehensive income:

Net income				20,661		20,661
Currency translation adjustments					4,330	4,330
Unrealized gains on cash flow hedge					372	372
Unrealized losses on financial assets					(706)	(706)
Realized gains transferred to net income					(8)	(8)
Total comprehensive income				20,661	3,988	24,649

Share options exercised for cash	18,334	215				215
Stock-based compensation expense			995			995
Reclassification of fair value of stock options
previously expensed		79	(79)			-

Balance, March 31, 2009	45,466,457	219,051	11,374	329,290	5,119	564,834

Retained earnings and AOCI				334,409

Balance, December 31, 2009	45,716,820	221,983	12,606	364,569	(51,764)	547,394

Comprehensive income:

Net income				13,701		13,701
Currency translation adjustments					(15,332)	(15,332)
Unrealized gains on cash flow hedge					561	561
Unrealized gains on financial assets					376	376
Realized losses transferred to net income					336	336
Total comprehensive income				13,701	(14,059)	(358)

Share options exercised for cash	17,000	307				307
Stock-based compensation expense			655			655
Reclassification of fair value of stock options
previously expensed		113	(113)			-

Balance, March 31, 2010	45,733,820	222,403	13,148	378,270	(65,823)	547,998

Retained earnings and AOCL				312,447

See accompanying notes

March 31, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)

	For the quarter ended March 31

	2010	2009
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	349,216	420,873
Cash paid to suppliers	(135,546)	(177,355)
Cash paid to employees	(205,059)	(244,767)
Dividends from equity investments	902	25
Interest received	1,123	648
Interest paid	(5,378)	(4,538)
Income taxes paid	(15,001)	(25,932)
Income taxes recovered	370	405

Cash flows used in operating activities (note 14)	(9,373)	(30,641)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(1,050)	(64,000)
Increase in investments held for self-insured liabilities	(2,216)	(48)
Purchase of property and equipment	(5,476)	(7,780)
Purchase of intangible assets	(2,524)	(466)
Proceeds on disposition of property and equipment	62	52

Cash flows used in investing activities	(11,204)	(72,242)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(37,759)	(29,797)
Proceeds from long-term borrowings	64,000	53,891
Repayment of acquired bank indebtedness (note 2)	-	(4,596)
Repayment of capital lease obligations	(3,213)	(689)
Proceeds from issue of share capital	307	216

Cash flows from financing activities	23,335	19,025

Foreign exchange (loss) gain on cash held in foreign currency	(541)	532

Net increase (decrease) in cash and cash equivalents	2,217	(83,326)
Cash and cash equivalents, beginning of the period	14,690	103,979

Cash and cash equivalents, end of the period	16,907	20,653

See accompanying notes

March 31, 2010
STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General Accounting Policies

These unaudited interim consolidated financial statements of Stantec Inc. (the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2009, annual consolidated financial statements. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2009, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations and the timing of acquisitions, if any, during interim periods.

Recent accounting pronouncements

International Financial Reporting Standards. In February 2008, the Canadian Institute of Chartered Accountants (CICA) confirmed that Canadian reporting issuers will need to begin reporting under International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. The Company has now completed the preliminary planning and scoping, detailed assessment, and solution development phases and has commenced the implementation phase. To date, it is on target with the original timeline in its detailed work plan.

In the preliminary planning and scoping phase, the Company established a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from its Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. Also during this phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In the detailed assessment phase, the Company established issue-specific workgroups to perform a detailed diagnostic and select accounting policies when alternatives are available. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. The solution development phase involved the formulation, documentation, and approval of solutions for the implementation of IFRS. During this phase, the Company also established and implemented a communication and training plan and provided training to the board of directors, Audit Committee, key employees, and stakeholders. Considering the impacts of IFRS on the Company's financial disclosure, business processes, information technology, and internal control over financial reporting was integral to the detailed assessment and solution development phases. During these phases, the Audit Committee reviewed the Company’s potential policy choices, optional exemptions, and financial statement presentation under IFRS. These phases also provided insight into the most significant areas of difference applicable to the Company, including business combinations and impairment of assets as well as more extensive presentation requirements under IFRS. The areas of significance identified are based on available information and the Company’s expectations as of the date of this report and are subject to change with new facts and circumstances.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company continues to monitor the development of standards and regulations issued by the International Accounting Standards Board and Canadian Securities Administrators that may affect the timing, nature, or disclosure of its adoption of IFRS. At this phase of the project, the Company has not quantified the financial reporting impact of the differences between Canadian GAAP and IFRS on its operations.

Business Combinations. In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures, in its financial statements, identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on its consolidated financial statements in connection with its conversion to IFRS, the impact will be limited to any future acquisitions beginning in fiscal 2011.

Consolidation and Non-Controlling Interests. In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements," and Section 1602, "Non-Controlling Interests," effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statements of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with its conversion to IFRS.

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the notes payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at March 31, 2010, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Acquisitions in Q1 10
On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. (PCGI) for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened our program and project management expertise.

During the first quarter of 2010, the Company adjusted the purchase prices on the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford); The Zande Companies, Inc.; the Murphy Hilgers Architects Inc.; and the Dunlop Architects Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

The Company expects to finalize the purchase price allocation for the Granary acquisition during the third quarter of 2010 and the purchase price allocation for the PCGI acquisition in the fourth quarter of 2010.

Acquisitions in Q1 09
On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford for cash consideration of $64.0 million and notes payable of $79.0 million. This firm was a leading provider of environmental management and remediation and geotechnical engineering services. The acquisition of Jacques Whitford increased the Company’s presence in Canada and the eastern United States and expanded its ability to provide environmental assessment and permitting services, especially for the energy sector.

During the first quarter of 2009, the Company adjusted the purchase prices on the Dunlop Architects Inc.; Vollmer Associates LLP; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited; Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; RHL Design Group, Inc.; and McIntosh Engineering Holdings Corporation acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first quarter of each year are as follows:

	2010	2009
(In thousands of Canadian dollars)	$	$

Cash consideration	1,050	64,000
Notes payable	214	64,225

Purchase price	1,264	128,225

Assets and liabilities acquired at fair values
Bank indebtedness assumed	-	(4,596)
Non-cash working capital	448	28,379
Property and equipment	32	13,681
Investments	-	1,721
Goodwill	388	93,426
Intangible assets
Client relationships	-	13,502
Contract backlog	-	5,330
Other long-term liabilities	767	(1,697)
Non-controlling interest in subsidiaries	83	(288)
Long-term debt	-	(13,993)
Future income taxes	(454)	(4,156)
Capital lease obligations	-	(3,084)

Net assets acquired	1,264	128,225

Of the goodwill and intangible assets resulting from the acquisition completed in the first quarter of 2010, $671,000 is deductible for income tax purposes (2009 – nil).

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 5). Adjustments to the exit liabilities may impact goodwill.

As a result of the PCGI acquisition, the Company assumed commitments for operating leases of approximately $618,000 with lease terms ranging from one to four years.

As part of the Jacques Whitford acquisition in 2009, the Company acquired a non-controlling interest in I.R. Wilson Consulting Ltd. During the first quarter of 2010, the Company purchased the remaining 20% of I.R. Wilson Consulting Ltd. for cash consideration.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

3.	Other Assets

	March 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	40,606	38,418
Investments in associated companies	6,343	6,631
Investments – other	661	713
Holdbacks on long-term contracts	3,546	3,411
Assets held for sale	845	845
Other	2,401	5,659
	54,402	55,677
Less current portion	2,680	6,550
	51,722	49,127

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value as at March 31, 2010. The bonds bear interest at rates ranging from 1.88% to 5.50% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The unrealized gains and losses are recorded in other comprehensive income. During the quarter, interest income for bonds of $400,000 was recorded in other income. The term to maturity of the bond portfolio ranges from within one to five years.

The Company is in the process of selling certain land and equipment. These assets meet the criteria for assets held for sale. Therefore, they are measured at the lower of their carrying amount and fair value less costs to dispose and are no longer depreciated.

4.	Long-Term Debt

	March 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	182	177
Other notes payable	69,852	91,830
Bank loan	177,840	134,600
Capital lease obligations	11,848	7,590
	259,722	234,197
Less current portion	42,799	35,428
	216,923	198,769

The weighted average rate of interest on the other notes payable is 4.93% (2009 – 4.98%). The notes may be supported by promissory notes and are due at various times from 2010 to 2013. The aggregate maturity value of the notes is $69,905,000 (December 31, 2009 – $91,895,000). As at March 31, 2010, $20,995,000 (December 31, 2009 – $25,684,000) of the notes' carrying value was payable in US funds [March 31, 2010 – US$20,668,000 (December 31, 2009 –US$24,438,000)]. The carrying value of the other notes payable approximates their fair value based on interest rates in effect at March 31, 2010.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company has a $300 million revolving credit facility that matures on August 31, 2011. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at March 31, 2010, $101,580,000 of the bank loan was payable in US funds (US$100,000,000), and $76,260,000 was payable in Canadian funds. As at December 31, 2009, $105,100,000 of the bank loan was payable in US funds (US$100,000,000), and $29,500,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that has the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010 (note 6).

Taking the effect of the interest rate swap into consideration, the average interest rate applicable at March 31, 2010, was 2.78% (December 31, 2009 – 3.42%). The credit facility contains restrictive covenants (note 9). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q1 10 was $2,083,000 (Q1 09 – $3,556,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At March 31, 2010, the Company had issued and outstanding letters of credit totaling $4,589,000 (December 31, 2009 – $141,000) payable in Canadian funds and $1,470,000 (US$1,447,000) (December 31, 2009 – $1,882,000, US$1,791,000) payable in US funds that expire at various dates before January 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2010, $116,101,000 (December 31, 2009 –$163,377,000) was available in the revolving credit facility for future activities.

As at March 31, 2010, $71,000 in additional letters of credit had been assumed from acquisitions [December 31, 2009 – $114,000 payable in Canadian funds, $518,000 (US$493,000) payable in US funds]. The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2010, $11,936,000 (US$11,750,000) (December 31, 2009 – $11,470,000, US$10,913,000) in bonds had been issued under this surety facility.

During Q2 09, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. The Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

As at March 31, 2010, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 4.40% to 14.71% . These capital leases expire at various dates before January 2013.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

5.	Other Liabilities

	March 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	31,852	31,284
Deferred gain on sale leaseback	4,768	4,877
Lease inducement benefits	20,674	21,764
Liabilities on lease exit activities	4,447	6,171
Liability for uncertain tax positions	1,529	1,529
Derivative financial instruments (note 6)	1,776	2,427
Other	8,669	9,355
	73,715	77,407
Less current portion included in accrued liabilities	12,298	13,558
	61,417	63,849

Provision for self-insured liabilities

	March 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	31,284	30,265
Current period provision	2,888	9,443
Payment for claims settlement	(1,349)	(4,761)
Impact of foreign exchange	(971)	(3,663)

Provision, end of the period	31,852	31,284

Liabilities on lease exit activities

	March 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$
Liability, beginning of the period	6,171	4,081
Current period provision:
Established for existing operations	159	3,728
Resulting from acquisitions	-	1,677
Costs paid or otherwise settled	(1,000)	(3,755)
Adjustments to purchase price allocation	(767)	1,029
Impact of foreign exchange	(116)	(589)

Liability, end of the period	4,447	6,171

6.	Derivative Financial Instruments

As at March 31, 2010, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$63,000,000 at rates ranging from 1.01260 to 1.02005 per US dollar maturing over the next two months. As at March 31, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$62,000,000 at rates ranging from 1.23220 to 1.27207 per US dollar maturing over the next month. These

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at March 31, 2010, is an unrealized loss of $428,000 (March 31, 2009 – unrealized loss of $1,846,000). The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the consolidated balance sheet as other assets or other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matures on September 3, 2010. This swap agreement has the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indications and forecasts at March 31, 2010, is an unrealized loss of $1,348,000 ($970,000 net of tax) (December 31, 2009 – unrealized loss of $2,157,000 [$1,531,000 net of tax]). The Company has designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in other comprehensive income and in the consolidated balance sheet as other assets or other liabilities. In the event that the hedging relationship is no longer effective or ceases to exist, the gains or losses will be recorded in income. The hedging relationship was effective from the date of entering into the swap to March 31, 2010.

7.	Share Capital

During Q1 10 and Q1 09, no common shares were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid.

During Q1 10, the Company recognized a stock-based compensation expense of $580,000 (Q1 09 – $820,000) in administrative and marketing expenses. Of the amount expensed, $655,000 related to the fair value of options granted, offset by a $75,000 reduction in deferred share unit compensation. Of the amount expensed during Q1 09, $995,000 related to the fair value of options granted, offset by a $175,000 reduction in deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, and the deferred share unit compensation was reflected through accrued liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

Share options

	As at March 31
	2010		2009
		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$
Share options, beginning of the period	1,752,298	22.65	2,061,828	20.97
Exercised	(17,000)	18.06	(18,334)	11.79
Forfeited	(2,501)	29.80	(15,001)	29.07
Cancelled	(3,332)	30.01	(4,165)	30.61

Share options, end of the period	1,729,465	22.67	2,024,328	20.98

At March 31, 2010, 1,287,650 (March 31, 2009 – 1,140,408) share options were exercisable at a weighted average price of $20.23 (March 31, 2009 – $15.14).

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

At March 31, 2010, 872,500 (March 31, 2009 – 900,000) share options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Deferred share units

Deferred share units are paid to the chief executive officer (CEO) and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company's common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value based on the weighted-by-volume average market price of the Company's shares for the last 10 trading days of the period end date. As at March 31, 2010, 87,956 units were outstanding (March 31, 2009 – 65,600).

8.	Financial Instruments

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest method, with realized gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of derivatives are based on third-party market indications and forecasts. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these instruments. The carrying values of bank loans approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the interim consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which was $310,541,000 as at March 31, 2010 (December 31, 2009 – $306,313,000).

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company limits its exposure to credit risk by placing its cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the investment portfolio.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on the Company's historical collection and loss experience.

The Company mitigates the risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At March 31, 2010, there were 61 days of revenue in accounts receivable (December 31, 2009 – 59 days).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $300 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2010. Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1 (note 9).

The timing of undiscounted cash outflows relating to financial liabilities as at March 31, 2010, is outlined in the table below:

	Total	Less than 1 Year	1–3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

Accounts payable and accrued liabilities	143,397	143,397	-	-
Long-term debt	260,473	42,799	216,741	933
Interest rate swap	1,348	1,348	-	-
Foreign currency forward contract	428	428	-	-
Other long-term liabilities	7,305	2,466	2,326	2,513

Total contractual obligations	412,951	190,438	219,067	3,446

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 6).

If the interest rate on the Company's loan balance at March 31, 2010, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $68,000 for the quarter. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income. This analysis excludes US$100 million of the revolving credit facility due to the interest rate swap agreement entered into during 2008.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 6).

If the exchange rates had been $0.01 higher or lower at March 31, 2010, with all other variables held constant, net income would have increased or decreased by $10,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

9.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2010 remained unchanged from 2009.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.44 to 1 at March 31, 2010 (December 31, 2009 – 0.40 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 8.9% for the quarter ended March 31, 2010 (December 31, 2009 –10.1%) . The Company's ROE was below target because of the tax impact of a reorganization of our corporate structure in Q1 10, the goodwill impairment charges recorded in Q3 08 and Q3 09 and the intangible assets impairment charge recorded in Q3 08.

The Company is subject to restrictive covenants related to its $300 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended March 31, 2010.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10.	Accumulated Other Comprehensive Income (Loss)

				Realized
		Unrealized	Unrealized	(Gains) Losses
		Gains	Gains	on Financial
	Cumulative	(Losses) on	(Losses) on	Assets
	Translation	Cash Flow	Financial	Transferred to
	Adjustments	Hedge	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131
Current period activity	4,330	553	(719)	(8)	4,156
Income tax effect	-	(181)	13	-	(168)

Balance, March 31, 2009	10,740	(2,602)	(2,617)	(402)	5,119

Balance, December 31, 2009	(50,838)	(1,531)	780	(175)	(51,764)
Current period activity	(15,332)	809	382	342	(13,799)
Income tax effect	-	(248)	(6)	(6)	(260)

Balance, March 31, 2010	(66,170)	(970)	1,156	161	(65,823)

The foreign currency cumulative translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0158 (December 31, 2009 – 1.0510).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 6). The length of time over which the Company hedges its exposure to variability in future cash flows from the interest on its revolving credit facility is five months.

The unrealized gains (losses) on financial assets represent the change in the fair values of investments held for self-insured liabilities (note 3).

11. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has four operating segments, consisting of Canada West, Canada East, US East, and US West, which are aggregated into the Consulting Services reportable segment.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information
	Property and Equipment, Goodwill, Intangible Assets
	March 31, 2010	December 31, 2009
(In thousands of Canadian dollars)	$	$

Canada	311,667	306,718
United States	317,896	334,031
International	308	476
	629,871	641,225

Geographic information	Gross Revenue

	For the quarter ended March 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Canada	219,495	211,490
United States	145,830	184,496
International	6,236	8,814
	371,561	404,800

Gross revenue is attributed to countries based on the location of the project.

Practice area information	Gross Revenue

	For the quarter ended March 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Consulting Services
Buildings	82,052	75,662
Environment	149,829	158,094
Industrial	58,702	71,163
Transportation	42,700	48,419
Urban Land	38,278	51,462
	371,561	404,800

12. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q1 10 was $5,708,000 (Q1 09 – $7,139,000).

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

13. Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In Q1 10, no investment tax credits (Q1 09 – $109,000) were recorded as a reduction of administrative and marketing expenses.

14. Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended
	March 31
	2010	2009
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	13,701	20,661
Add (deduct) items not affecting cash:
Depreciation of property and equipment	5,480	6,315
Amortization of intangible assets	4,942	6,176
Future income taxes	6,130	(3,018)
Loss (gain) on dispositions of investments and property and equipment	116	(34)
Stock-based compensation expense	580	820
Provision for self-insured liabilities	2,888	3,655
Other non-cash items	(1,575)	(2,080)
Share of income from associated companies	(578)	(274)
Dividends from equity investments	902	25
	32,586	32,246

Change in non-cash working capital accounts:
Accounts receivable	(2,653)	49,845
Costs and estimated earnings in excess of billings	(3,731)	(21,238)
Prepaid expenses	1,445	(646)
Accounts payable and accrued liabilities	(20,757)	(74,545)
Billings in excess of costs and estimated earnings	(9,687)	(1,710)
Income taxes payable/recoverable	(6,576)	(14,593)
	(41,959)	(62,887)

Cash flows used in operating activities	(9,373)	(30,641)

15. Subsequent Event

Subsequent to the quarter-end, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. Pursuant to the prospectus, the Company may issue up to $300 million in common shares from time to time during the next 25 months.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

March 31, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial
Bank of Commerce

Securities
Exchange Listing
Stantec shares are
listed on the Toronto
Stock Exchange and
New York Stock
Exchange under
the symbol STN.

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com